3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

April 29, 2020

New Alternatives Fund

150 Broadhollow Road, Suite PH2

Melville, NY 11747

Re: New Alternatives Fund

Ladies and Gentlemen:

We have acted as counsel to New Alternatives Fund, a statutory trust formed under the laws of the State of Delaware (the “Trust”), in connection with the filing with the U.S. Securities and Exchange Commission (the “SEC”) of Post-Effective Amendment No. 60 to the Trust’s Registration Statement on Form N-1A (File Nos. 002-74436; 811-03287) (the “Amendment”).

The Trust is authorized by its Declaration of Trust to issue an unlimited number of shares of beneficial interest (the “Shares”), with no par value per share. The Declaration of Trust designates, or authorizes the Trustees to designate, one or more series of Shares, and to designate separate classes of shares within the same series. The Declaration of Trust also empowers the Trustees to designate any additional series or classes and to allocate Shares to such series or classes. Currently, the Trust has designated and is authorized to offer Shares of one series, also named New Alternatives Fund (the “Fund”). Currently, the Fund has two classes of Shares: Class A Shares and Investor Shares.

You have requested our opinion as to the matters set forth below in connection with the filing of the Amendment. For purposes of rendering this opinion, we have examined the Amendment, the Agreement and Declaration of Trust and By-Laws of the Trust, and the action of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

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www.pepperlaw.com

New Alternatives Fund

April 29, 2020

Based upon and subject to the foregoing, we are of the opinion that the Shares to be issued pursuant to the Amendment have been duly authorized for issuance by the Trust; and when issued and paid for upon the terms provided in the Amendment, will be validly issued, fully paid and non-assessable.

This opinion is rendered solely in connection with the filing of the Amendment. We hereby consent to the filing of this opinion with the SEC in connection with the Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ PEPPER HAMILTON LLP
Pepper Hamilton LLP

Cc: David J. Schoenwald, Chairman of the Board and President